November 14, 2008
Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Patriot Capital Funding, Inc. File No. 814-00713 Amendment to Rule 17g-1(g) Fidelity Bond Filing
Ladies and Gentlemen:
On behalf of Patriot Capital Funding, Inc. (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, are the following:
a)	A copy of the rider to the fidelity bond covering the Company, increasing the limit of coverage of the bond in favor of the Company; and

b)	A copy of the resolution of the members of the board of directors who are not “interested persons” of the Company, approving the form and amount of the rider to the bond.
If you have any questions regarding this submission, please do not hesitate to call me at (203) 429-2727.
Very truly yours,
/s/ William E. Alvarez, Jr.
William E. Alvarez, Jr.
Executive Vice President
Chief Financial Officer
and Secretary
Enclosures

CERTIFICATE OF SECRETARY
     The undersigned, William E. Alvarez, Jr., Executive Vice President, Chief Financial Officer and Secretary of Patriot Capital Funding, Inc., a Delaware corporation (the “Company”), does hereby certify that:
1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of a rider to the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolution approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period July 28, 2008 to July 28, 2009.
     IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 14th day of November, 2008.

/s/ William E. Alvarez, Jr.
William E. Alvarez, Jr.
Executive Vice President Chief Financial Officer And Secretary

Exhibit A
Excerpt from the minutes of the
meeting of the Board of Directors
of Patriot Capital Funding, Inc. held
on October 30, 2008
     WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder, requires each business development company (a “BDC”), such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and
     WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1; and
     WHEREAS, Rule 17g-1 requires that a majority of directors who are not “interested persons” of the BDC, as such term is defined under the 1940 Act (the “Disinterested Directors”) approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in the Rule which are described in the accompanying memorandum attached hereto; and
     WHEREAS, the Board of Directors, including all of the Disinterested Directors, considered the expected aggregate value of the securities and funds of the Company to which the Company’s officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board of Directors, including such Disinterested Directors; and
     WHEREAS, on June 24, 2008, the Board of Directors, including its Disinterested Directors, unanimously approved a fidelity bond (the “Fidelity Bond”) to be issued by U.S. Specialty Insurance Company upon expiration of the Company’s prior fidelity bond in the amount equal to $5,000,000; and

     WHEREAS, the Board of Directors, including its Disinterested Directors, desires to amend the terms of the Fidelity Bond solely to increase the amount of the Fidelity Bond so that the aggregate amount of the Fidelity Bond is $10,000,000 (the “Amended Fidelity Bond”);
     NOW, THEREFORE, BE IT RESOLVED, by the Board of Directors, including all of the Disinterested Directors, that the Authorized Officers be, and hereby are, authorized by and on behalf of the Company to negotiate, execute and deliver such documents or agreements as may be necessary to amend the terms of the Fidelity Bond solely to increase the amount of the Fidelity Bond so that the aggregate amount of the Fidelity Bond is $10,000,000; and
     FURTHER RESOLVED, by the Board of Directors, including all of the Disinterested Directors, that the terms of the Amended Fidelity Bond, including the amount of coverage, form and premium for such bond, be, and hereby are determined to be fair and reasonable; provided, that such Amended Fidelity Bond is issued in conformity with the foregoing resolution; and
     FURTHER RESOLVED, by the Board of Directors, including all of the Disinterested Directors, that each of the officers of the Company be, and hereby is, authorized to file a copy of the Amended Fidelity Bond with the U.S. Securities and Exchange Commission; and
     FURTHER RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and
     FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer and the Chief Financial Officer of the Company (the “Authorized Officers”).

Number: 17	FN0205
This rider effective on 11/03/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
AMEND DECLARATIONS PAGE
In consideration of an additional premium of $4,532 (pro-rata amount of $20,216) it is hereby understood and agreed that Item 3. of the Declarations Page is amended to read as follows:
Item 3. Aggregate Limit of Liability: $10,000,000
It is further understood and agreed that Item 4. of the Declarations Page is amended to read as follows:
Item 4. Subject to Sections 4 and 11 hereof,

The Single Loss Limit of Liability is	$10,000,000
Basic Coverage (A,B,C)	$10,000,000
Insuring Agreement (D) — FORGERY OR ALTERATION	$10,000,000
Insuring Agreement (E) — SECURITIES	$10,000,000
Insuring Agreement (F) — COUNTERFEIT CURRENCY	$10,000,000

Optional Insuring Agreements and Coverages:
Facsimile Signature	$10,000,000
Computer System Fraud	$10,000,000
Voice Initiated Transfer Fraud	$10,000,000
Telefacsimile Transfer Fraud	$10,000,000
It is further understood and agreed that the applicable effective date for the coverage afforded in this Rider is 11/3/08.
The Single Loss Deductible of $50,000 remains the same.
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:	/s/ Gary Mouth
Authorized Representative

INVOICE

PROFESSIONAL INDEMNITY AGENCY, INC.

37 Radio Circle Drive, P. 0. Box 5000, Mount Kisco, New York 10549-5000 Telephone: (914) 241-8900 Facsimile: (914) 241-8098

PLEASE REMIT TO:

2500428

VIA REGULAR MAIL:	VIA OVERNIGHT MAIL:
Professional Indemnity Agency, Inc. P.O. Box 823356 **Philadelphia, PA 19182-3356**	PNC Lockbox, Route 38 & East Gate Drive Moorestown, NJ 08057 Reference: Lockbox 823356

TO: AON RISK SERVICES
199 WATER STREET
NEW YORK, NY 10038-3551

DATE: NOVEMBER 4, 2008

Invoice No. 434591

ATTENTION: CARA LATORRE

TYPE: STOCK BROKERS AND INVESTMENT BANKERS
Insurer: U. S. SPECIALTY INSURANCE CO.
INSURED: PATRIOT CAPITAL FUNDING, INC.

Bond No.	Bond Period	Description	Gross Premium	Commission %	Commission Amount	Premium Due
	**	INCREASED LIMIT OF LIABILITY				
SIB U708-45016	11/03/08 7/28/09 *	LIABILITY LIMIT 5,000,000	4,532.00	15.00	679.80	3,852.20

* Please Remit Payment within Thirty (30) days to Company and Address Indicated.
* Please include copy of Invoice with Remittance.

A SUBSIDIARY OF HCC INSURANCE HOLDINGS, INC.